September 25, 2007

Mail Stop 4561

Mr. Antonio Garces
Chairman of the Board and Chief Executive Officer
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456
C1038 AAJ-Buenos Aires, Argentina

Re: Grupo Financiero Galicia S.A.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed June 29, 2007
File Number: 000-30852

Dear Mr. Garces:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Antonio Garces
Grupo Financiero Galicia S.A.
September 25, 2007
Page 2

Form 20-F for the Fiscal Year Ended December 31, 2006

Notes to the Consolidated Financial Statements

Note 39.a, page F-69

1.   We note that you provided a full reserve of your net deferred tax assets for 2005
         and 2004 because you believed it was not more likely than not that you would
         generate future taxable income sufficient to absorb any of its net deferred tax
         assets. During 2006 you state that you substantially reduced the differences
         between Argentine Banking GAAP and U.S. GAAP due to several factors you
         mention in this note. In order for us to fully understand why you thought it was
         appropriate to add back Ps. 371,354 to net income for U.S. GAAP reconciliation
         purposes, please address how the following contributed to your conclusion that a
         valuation allowance of Ps. 590,756 was sufficient for your net deferred income
         tax asset of Ps. 962,110 in light of the following negative evidence and unsettled
         circumstances consistent with paragraph 23 of SFAS No. 109:

         •   Your net income before taxes under Argentine Banking GAAP decreased to
             Ps. 75,324 from Ps. 126,540 in 2006 as compared to 2005;
         •   The continual significant involvement by the Argentine Central Bank in your
             operations related to "asymmetric pesification" and the related exchange,
             settlement and/or restructurings of various asset and debt instruments for new
             instruments related to prior years' economic, hyperinflationary and currency
             related problems in your primary operating environment;
         •   The significant risk factors related to Argentina, the Argentine Financial
             System and to the Bank that you describe beginning on page 7;
         •   Why you believe the receipt of 90.8% of the Hedge Bond and settlement of
             the related advance granted by the Argentine Central Bank in cash and
             through the exchange of government securities and other transactions with the
             Central Bank were sufficient positive evidence leading you to provide a
             significantly smaller valuation allowance for 2006; and
         •   Why you apparently measure your valuation allowance on a net deferred tax
             asset basis and not on gross deferred tax asset basis in accordance with SFAS
             No. 109.

         As a related matter, please explain how you evaluated the negative evidence
         above with any positive evidence in your judgment of the final valuation
         allowance determined. We remind you that the more negative evidence that
         exists (a) the more positive evidence is necessary and (b) the more difficult it is to
         support a conclusion that a valuation allowance is not needed for some portion or
         all of the deferred tax asset. We note paragraph 25 of SFAS No. 109.

Note 39.d(ii), page F-70

2. We note your disclosure that in 2001 you swapped Argentine public sector debt instruments for secured loans. Please address the following:

- Tell us why you believe you have accounted for this swap in accordance with EITF 01-7. Specifically, in your disclosure, you use the term "significantly different," which is different from "substantially different," as provided in EITF 01-7. Please compare and contrast how your conclusion would change using the correct terminology;
- Explain how you determined the secured loans received are substantially different in structure and in interest rates than the debt securities swapped and provide the relevant terms, calculations and other information, as necessary to support your accounting. Please refer to and include the relevant guidance provided in paragraphs 3-5 of EITF 01-7 (and the related guidance in paragraph 13 of SFAS No. 91), as applicable;
- Tell us how you considered the requirements of SFAS 15 with respect to whether this swap is a troubled debt restructuring;
- Provide us with a timeline of events starting in 2001 and through 2006 which details how you accounted for this swap for both Argentine GAAP and US GAAP; and
- Please explain the reason(s) for the adjustments (with corresponding amounts) reflected in your reconciliation of Argentine GAAP to US GAAP for each period presented, as provided on page F-82. In your response, please clearly identify the reason(s) for each of the reconciling adjustments as they relate to the following:
  o reversal of asset adjustment account
  o basis and/or fair value adjustments
  o gains or losses recognized on the exchange
  o any other sub-categories, as applicable

Note 39.d(iii), page F-71

3. We note your disclosure that in 2003 you exchanged certain loans to Argentine provincial governments for Bogar bonds. Please address the following:

- Tell us why you believe you have accounted for this exchange in accordance with EITF 01-7. Specifically, in your disclosure, you use the term "significantly different," which is different from "substantially different," as provided in EITF 01-7. Please compare and contrast how your conclusion would change using the correct terminology;

- Explain how you determined the secured loans received are substantially different in structure and in interest rates than the debt securities exchanged and provide the relevant terms, calculations and other information, as necessary to support your accounting. Please refer to and include the relevant guidance provided in paragraphs 3-5 of EITF 01-7 (and the related guidance in paragraph 13 of SFAS No. 91), as applicable;
- Tell us how you considered the requirements of SFAS 15 with respect to whether this exchange is a troubled debt restructuring;
- Provide us with a timeline of events starting in 2003 and through 2006 which details how you accounted for this exchange for both Argentine GAAP and US GAAP; and
- Please explain the reason(s) for the adjustments (with corresponding amounts) reflected in your reconciliation of Argentine GAAP to US GAAP for each period presented, as provided on page F-82. In your response, please clearly identify the reason(s) for each of the reconciling adjustments as they relate to the following:
    - o basis and/or fair value adjustments
    - o gains or losses recognized on the exchange and or sale
    - o reversal of prior year retained earnings
    - o any other explanation, as applicable

Note 39.e(ii), page F-73

4. We note that as a result of the negative effects of the mandatory conversion into Argentine pesos of all foreign currency assets and liabilities, the Argentine Central Bank provided for compensation in the form of a Compensatory Bond and a Hedge Bond. For each period starting with 2002, please address the following:

- Explain the nature of all prior transactions which were considered in issuance of these bonds, by type, amount and how these were accounted for under Argentine and US GAAP previously, including how you valued subjected assets and liabilities being settled or compensated for;
- We note that you received 2012 Bonds for $1,154,955 of face value, representing 90.8% of the total Hedge Bond. Tell us how the face amount of Boden 2012 Bonds issued were determined and how their value fluctuated from the time you recorded them on the books for Argentine GAAP purposes until the ultimate recognition for US GAAP purposes;
- Why you believed it was appropriate to record the remaining 9.2% of total face value bonds as an option for US GAAP under SFAS 133 given the fact that they had not yet been issued by the Central Bank as of December 31, 2006; and

- Please explain the reason(s) for the adjustments (with corresponding amounts) reflected in your reconciliation of Argentine GAAP to US GAAP for each period presented, as provided on page F-82. In your response, please clearly identify the reason(s) for each of the reconciling adjustments as they relate to the following:
  - o basis and/or fair value adjustments
  - o reversal of prior year retained earnings
  - o gains and/or losses recognized as a result of the receipt of the Compensatory Bond
  - o gains and/or losses recognized as a result of the receipt of 90.8% of the Hedge Bond
  - o gains and/or losses recognized as a result of accounting for the remaining 9.2% of hedge bonds not yet received as option
  - o any other explanation, as applicable

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief